1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 5, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Permal Alternative Core Fund (the “Fund”), a series of Legg Mason Partners Equity
Trust (the “Trust”)
Post-Effective Amendment No. 358 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment on February 24, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). On April 22, 2016, we filed correspondence that responded to comments with respect to the Amendment that you provided in a telephone conversation with Dianne E. O’Donnell on April 5, 2016 (the “Initial Letter”). This letter is intended to respond to the comments with respect to the Initial Letter that you provided in a telephone conversation with Neesa P. Sood on May 3, 2016. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You also asked the Trust to provide Tandy representations.

Response: As requested, we have filed this letter on behalf of the Trust and the Tandy representations, which are provided in a separate letter from the Trust, on EDGAR as a CORRESP filing.

Comment No. 2: With respect to the Trust’s response to Comment No. 10 in the Initial Letter, you asked the Trust to explain supplementally why the concentration policy is not listed in the list under “Fundamental Investment Policies” and asked the Trust to confirm supplementally whether or not the concentration policy is a fundamental investment policy.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The Trust confirms that the concentration policy is a fundamental investment policy. The Trust will clarify the SAI disclosure concerning the fundamental nature of the concentration policy in the Fund’s next annual update to its registration statement.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1232 or Benjamin J. Haskin at (202) 303-1124.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Angela N. Velez, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

May 5, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 358 to the Registration Statement
on Form N-1A
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 358 to the Registration Statement on
Form N-1A of the Trust on behalf of Permal Alternative Core Fund, a series of the Trust, as filed with the Commission on February 24, 2016 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary